UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Letter from the Chairman

February 27, 2004

Dear Shareholder

It is with great pleasure that I am able to report to you the ongoing progress of your Company as we systematically move forward with our Peñasquito project in Zacatecas State, central Mexico. Peñasquito has been independently recognized as one of the world’s largest undeveloped silver deposits. M3 Engineering & Technology of Tucson, Arizona, will shortly be releasing a pre-feasibility study on the property’s Chile Colorado zone, updating and expanding its scoping study of July last year.

In December last year we successfully closed a $12.4 million financing to enable us to move our 2004 programs forward, including a full feasibility study on Chile Colorado which should be completed early in 2005.

We have strengthened our corporate structure and Company management with the appointment of a Peñasquito Project Manager; adding a new member to the Board of Directors; and appointing vice presidents of finance, legal and corporate development. All are very experienced in their fields and we want you to know that the Company is in good hands.

Because of stronger metal prices we are also reassessing both the San Nicolas massive-sulphide deposit, in which we can earn between 18.75% and 29.75%, and our 100%-owned Carmacks oxide copper property. Our partner at San Nicolas, Teck Cominco, delivered a feasibility study on the property, located in central Mexico, in December 2001. With the recent rise in metal prices, we are examining ways to optimize project economics, which now look increasingly attractive, including underground mining. We will continue efforts to move this project forward during 2004.

Also, a 1997 study by SNC-Lavalin on Carmacks, located in the Yukon, Canada, showed the project to be feasible at copper prices above US$0.80/lb. Copper has recently been trading at US$1.35/lb and we are discussing a number of ways to move Carmacks forward. It is our belief that the value of San Nicolas and Carmacks is currently not being fully recognized by the market.

In January, we announced the discovery of a new mineralized zone, El Chamisal, at Peñasquito. The drill-hole results have reinforced our belief that Peñasquito is emerging as a district-scale silver mineral system with multiple deposits at different locations on the property. Significant quantities of gold, zinc and lead add to the project’s favourable economics.

We have commenced this year’s 40,000-meter drill program at Peñasquito. Among our goals for the year are:

  To complete the pre-feasibility study on the Chile Colorado zone.

  To estimate the resource at the Peñasco zone.

  To evaluate the high grade intersection at La Palma.

  To evaluate the significance of the El Sotol and Al Chamisal discoveries.

  To complete delineation drilling at the Azul NE and Luna Azul zones.

We believe as we move through this year’s program, and achieve Company milestones, that we will continue to unlock value from this emerging silver district, and from our other projects.

Sincerely

F. Dale Corman

Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the financial position of the Company and the results of operations for the quarters ended December 31, 2003 and 2002 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended.

Liquidity and Capital Resources

The Company’s working capital at December 31, 2003 was $13.27 million compared to working capital of $2.07 million at year-end September 30, 2003. The working capital figures included cash and cash equivalents of $13.82 million at December 31, 2003 and $2.74 million at year-end September 30, 2003. The increase in cash was due mainly to an equity financing completed during the quarter and the exercising of share warrants and share options. (see Financing Activities section)

Financing Activities

On December 16, 2003 the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share, for gross proceeds of $12.36 million. A portion of this capital will provide the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

During the quarter the Company received $1.09 million from the exercise of 379,700 share purchase warrants, at prices ranging from $1.00 to$4.00 per share, and $579,060 from the exercise of 212,000 share purchase stock options, at prices ranging from $2.00 to$4.33 per share.

During fiscal 2003, the Company completed a private placement of 415,616 shares at $3.33 per share to Teck Cominco for proceeds of $1.38 million. The remainder of the equity raised in 2003 was from the exercise of 2,303,417 share purchase warrants, at prices ranging from $0.65 to$2.00 per share, for proceeds of $3.37 million and from the exercise of 1,481,000 share purchase stock options, at prices ranging from $1.00 to $3.28 per share, for proceeds of $2.85 million.

Investing Activities

The Company spent $1.68 million on acquisition, exploration and development during the quarter, 94% of which was spent on the Peñasquito project. The Company expects to continue with an active exploration and development program in 2004 including preparation of a pre-feasibility study for the Chile Colorado deposit.

Results of Operations

The Company’s net loss for the first quarter ended December 31, 2003 was $407,294, or $0.01 per share, compared to a net loss of $253,864, or $0.01 per share, for the quarter ended December 31, 2002. The increase of $153,430 in the 2003 loss over 2002, is mainly attributable to:

1)

Increases in filing and transfer agent fees, promotion and travel and consulting for a total increase of $93,873, arising from the Company being listed on the American Stock Exchange (“Amex”) during fiscal 2003 and an increase in investor relations activities;

2)

Employee stock-based compensation of $45,316 being recorded in 2003 in accordance with changes in Canadian generally accepted accounting principles (“GAAP”) relating to the expensing of stock-based compensation.

Administrative Expenses

Administrative expenses during the first quarter ended December 31, 2003 of $424,237 exceeded those of the first quarter ended December 31, 2002 by $160,811. The raising of $12.36 million in equity was accompanied by an increase in promotion and travel and in filing fees. Other increases included consulting fees up approximately $25,000 as corporate activity increased, and office and administration increased approximately $20,000, reflecting increased costs in staffing, printing, communications and insurance. Prior to fiscal 2004, the Company did not choose to expense the fair value of stock options granted to employees and directors. The fair value of such stock options grants, determined based on the Black-Scholes option pricing model, is being recorded in fiscal 2004 as an expense in accordance with recent amendments to Canadian GAAP. During the first quarter, $45,316 was expensed as stock- based compensation.

Risk and Uncertainties

Risk Capital

Western Silver Corporation (“Western”) is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, management of Western believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western to obtain necessary permits and financing to successfully place the property in production and upon future profitable production.

Although some of the expenditure required at its Mexican projects in the future may be met by third parties, Western will need to raise substantial additional funds to finance the development of its Mexican properties.

Title to Mineral Properties

Western’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute Western’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

Western is currently operating mainly in Mexico and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals have improved during 2003, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

Corporate Governance

Board Responsibilities and Composition

The Board participates fully in assessing and approving strategic planning and prospective decisions proposed by management. To ensure that the principal business risks borne by Western are appropriate, the Board regularly monitors the financial performance of Western and its subsidiaries. Western’s financial reporting, internal accounting and control procedures are monitored and approved by the audit committee of the Board. In respect to senior management succession planning, the Board has a policy of being involved in identifying candidates from within and outside Western to fill senior management positions. As a practice, the Board approves significant corporate communications with shareholders.

The Board, which currently consists of eight members, is an effective decision-making body. Of the current Board members, Drs. Zeitler and Gayton and Messrs. Williams and Halvorson are considered by the Board to be “unrelated” directors within the meaning of the Guidelines, as each is “free from any interest in any business or any other relationship which could, or could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of Western, other than an interest in relationships arising from shareholding”. Four members of the Board are related within the meaning of the Guidelines, with Mr. Corman, Dr.

Patton and Mr. Page being officers of the Company and Mr. Bilheimer being a consultant to Western on project engineering matters.

Board Functioning and Independence

The Board has no formal policy regarding how matters other than those required by statute, must be brought to the Board for approval; however, there is a clear understanding between senior management and the Board, that all major strategic decisions, including any change in the strategic direction of Western, acquisitions and dispositions of a material nature, and material financing commitments, will be presented by management to the Board for approval.

Board Committees

The Board has an audit committee of three directors, Drs. Zeitler and Gayton and Mr. Williams, each being “unrelated” directors. The audit committee reviews the integrity of Western’s internal accounting and control systems and meets regularly with Western’s auditors. It receives and reviews the financial statements of Western and makes recommendation thereon to the Board before such statements are approved by the Board. All three of these individuals are considered by the Board to be “financially literate”, either by virtue of training or experience in senior management positions requiring an understanding of financial accounting principles. The Board has adopted a formal Audit Committee charter, which provides for among other things, an increased role of the auditor in review of quarterly financial statements.

The Board has a nominating committee, comprised of Mr. Corman, Dr. Zeitler and Mr. Williams, which makes recommendation to the Board of Directors as a whole. The Board does not have separate governance or compensation committees, but each member is encouraged to regularly address issues relating to these areas of responsibility.

Shareholder Communications

Western publishes annual and quarterly reports, which are available to all shareholders. Western has a policy of issuing a press release to announce material changes in its operations and results of its exploration activities. All enquiries to Western receive a prompt response from appropriate officers of Western.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral policies are set out in full in the annual financial statements.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Another significant estimate relates to accounting for stock based accounting. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting policies

During the period ended December 31, 2003, the Company adopted the standard relating to the CICA amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The new amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company has elected to adopt the standard on October 1, 2003.

Contractual obligations

The Company has no material contractual obligations.

Outlook

In 2004, Western will focus its exploration efforts on its 100%-owned Peñasquito project in Zacatecas State, Mexico, which has been independently confirmed as one of the world’s largest undeveloped silver deposits.

Starting in late January, a four-rig, 40,000 meter drill program will commence on the Peñasquito property in order to:

  Estimate the resource at the Peñasco zone, also known as the Outcrop Breccia.

  Evaluate the high grade intersection at La Palma in the northeast region of Peñasquito.

  Evaluate the significance of the property’s El Sotol and El Chamisal discoveries.

  Complete delineation drilling at Peñasquito’s Azul NE and Luna Azul Zones.

SNC-Lavalin Engineers and Constructors Inc. will also complete an updated resource estimate early in 2004 for Chile Colorado from in-fill drilling conducted in December. M3 Engineering and Technology will complete a pre-feasibility study in March 2004 for Chile Colorado using SNC-Lavalin’s new resource calculation and updated cost figures and metal prices.

A resource calculation by SNC-Lavalin in March 2003, established the Chile Colorado zone at Peñasquito as one of the world’s largest silver resources. It is estimated to contain an in situ mineral resource of 118 million tonnes grading 41.85 g/t silver, 0.36 g/t gold, 0.38% lead and 0.89% zinc, assuming a US$4.00 per tonne net smelter return cutoff. An additional 58.6 million tonne in-situ inferred resource was also identified, grading 28.98 g/t silver, 0.31 g/t gold, 0.24% lead and 0.69% zinc. A scoping study by M3 in July 2003 indicated a pre-tax Internal Rate of Return, based on 100% equity, of 25.6% using metal prices of US$5.00 per ounce silver, US$325 per ounce gold, US$0.45 zinc and US$0.23 lead. The study projected a mine life of 12.2 years with indicated potential metal recoveries of 112.3 million ounces of silver, 744,095 ounces of gold, 760,996 tonnes of zinc and 284,782 tonnes of lead at a production rate of 20,000 tonnes per day.

Other work relating to Peñasquito in 2004 includes expanding the core storage facilities with the construction of a new 80,000-meter core storage warehouse. Permitting issues are also being addressed. Base line studies were initiated in July 2003 and will form part of an environmental impact study that will be incorporate in the final feasibility study which is scheduled for completion early in 2005.

Western is examining ways with its joint venture partner, Teck Cominco, of optimizing the project economics of its San Nicolas massive sulphide deposit in Zacatecas, Mexico, and will continue efforts to move the project forward in 2004. Western’s interest, currently 21%, will range between 18.75% and 29.75% once a production decision has been made, depending on various options available. Because of higher copper prices, Western is considering moving its 100%-owned Carmacks oxide copper project forward in the Yukon, Canada, including discussing joint venture proposals.

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

December 16, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 11, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

Robert J. Gayton

Vice President Finance

Thomas C. Patton

President

Auditors’ Report

To the Shareholders of

Western Silver Corporation

We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, B.C., Canada

November 14, 2003

(except as to note 12, which is as of December 16, 2003)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

As at September 30, 2003 and 2002

(expressed in Canadian dollars)

	2003 $	2002 $
Assets

Current assets
Cash and cash equivalents	2,744,038	4,119,804
Restricted cash and securities	-	348,821
Accounts receivable and prepaid expense	194,198	50,660

	2,938,236	4,519,285

Long-term investment (note 3)	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $43,613 (2002 - $43,073)	1,839	2,380

Mineral properties (note 4)	39,447,235	33,985,709

	42,654,402	38,774,466

Liabilities

Current liabilities
Accounts payable and accrued liabilities	871,567	2,675,524
Exploration commitments	-	348,821

	871,567	3,024,345

Shareholders’ Equity

Capital stock (note 5)	59,064,015	51,460,577

Value assigned to stock options (note 5)	269,257	-

Deficit	(17,550,437)	(15,710,456)

	41,782,835	35,750,121

	42,654,402	38,774,466

Nature of operations (note 1)

Subsequent events (note 12)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003 $	2002 $	2001 $
General exploration expenditures	20,005	10,749	83,773

Write-off (recovery) of mineral properties (note 4)	329,503	(258,577)	8,075,116

	349,508	(247,828)	8,158,889

Administrative expenses
Accounting and legal	159,735	67,904	75,242
Capital taxes	9,551	-	-
Consulting	381,046	311,056	297,939
Depreciation	541	3,637	8,550
Filing and transfer fees	176,262	55,013	35,396
Foreign exchange	(26,569)	33,204	19,584
Miscellaneous	14,643	14,648	10,475
Office and administration	237,461	157,561	169,840
Promotion and travel	350,644	141,788	108,828
Stock-based compensation	269,257	-	-

	1,572,571	784,811	725,854

Loss before other income (expenses)	(1,922,079)	(536,983)	(8,884,743)

Other income (expenses)
Gain (loss) on sale of securities	-	6,626	(21,220)
Interest income	82,098	19,997	4,617

	82,098	26,623	(16,603)

Loss for the year	(1,839,981)	(510,360)	(8,901,346)

Deficit - Beginning of year	(15,710,456)	(15,200,096)	(6,298,750)

Deficit - End of year	(17,550,437)	(15,710,456)	(15,200,096)

Basic and diluted loss per common share	(0.06)	(0.02)	(0.39)

Weighted average number of common shares outstanding	33,087,922	27,086,487	23,066,194

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Cash flows provided by (used in)	2003 $	2002 $	2001 $

Operating activities
Loss for the year	(1,839,981)	(510,360)	(8,901,346)
Items not affecting cash
Write-off (recovery) of mineral properties	329,503	(258,577)	8,075,116
Depreciation	541	3,637	8,550
Stock-based compensation	269,257	-	-
(Gain) loss on sale of securities	-	(400)	21,220

	(1,240,680)	(765,700)	(796,460)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(143,538)	(37,344)	(6,043)
Accounts payable and accrued liabilities	44,743	(111,578)	(19,459)

	(1,339,475)	(914,622)	(821,962)

Financing activities
Shares issued for cash - net of issue costs	7,603,438	8,341,818	1,940,956

Investing activities
Long-term investment	-	16,400	(15,420)
Property, plant and equipment	-	(2,702)	-
Mineral properties	(5,791,029)	(4,421,638)	(2,920,747)
Accounts payable and accrued liabilities	(1,848,700)	1,063,112	1,825,206
Exploration commitments	(348,821)	348,821	-
Restricted cash and securities	348,821	(348,821)	-

	(7,639,729)	(3,344,828)	(1,110,961)

(Decrease) increase in cash and cash equivalents	(1,375,766)	4,082,368	8,033

Cash and cash equivalents - Beginning of year	4,119,804	37,436	29,403

Cash and cash equivalents - End of year	2,744,038	4,119,804	37,436

Supplemental cash flow information

Non-cash financing and investing activities
Mineral property costs included in accounts payable written off against income and deferred costs	-	706,577	-

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

For the years ended September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	Common shares				Value	Total
	Number of shares	Amount $	Share subscription $	Cumulative deficit $	assigned to stock options $	shareholders’ equity $

Balance - September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	-	34,879,053

During the year ended September 30, 2001
Issue of shares
Private placements	2,040,667	2,125,000	(100,000)	-	-	2,025,000
Share issue costs	-	(84,044)	-	-	-	(84,044)
Loss for the year	-	-	-	(8,901,346)	-	(8,901,346)

Balance - September 30, 2001	24,143,045	43,118,759	-	(15,200,096)	-	27,918,663

During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	-	-	-	7,436,327
Exercise of warrants	736,375	983,571	-	-	-	983,571
Exercise of stock options	413,500	503,500	-	-	-	503,500
Share issue costs	-	(581,580)	-	-	-	(581,580)
Loss for the year	-	-	-	(510,360)	-	(510,360)

Balance - September 30, 2002	30,984,048	51,460,577	-	(15,710,456)	-	35,750,121

During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	-	-	-	1,384,000
Exercise of warrants	2,303,417	3,367,636	-	-	-	3,367,636
Exercise of stock options	1,481,000	2,851,802	-	-	-	2,851,802
Options granted to consultants	-	-	-	-	269,257	269,257
Loss for the year	-	-	-	(1,839,981)	-	(1,839,981)

Balance - September 30, 2003	35,184,081	59,064,015	-	(17,550,437)	269,257	41,782,835

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

1

Nature of operations

Western Silver Corporation (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its private placement subsequent to the year-end (note 12), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2

Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)

WCI (Peñasquito) Limited (BVI)

Minera Peñasquito, S.A. de C.V. (Mexico)

WCI (Nicolas) Limited (BVI)

Minera Faja de Plata, S.A. de C.V. (Mexico)

WCI (Geronimo) Limited (BVI)

WCI Jeronimo Mexico, S.A. de C.V. (Mexico)

Minera Western Copper, S.A. de C.V. (Mexico)

Carmacks Copper Ltd.

Western Copper Holdings Inc. (United States)

(1)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, property and equipment

Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

(2)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the year and that the company will use these proceeds to purchase its common shares at their average market price during the year.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

The company’s foreign subsidiaries are considered to be integrated operations and as a result they maintain their records in Canadian dollars.

Stock-based compensation plans

Effective October 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after October 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the company has elected not to follow the fair value based method of accounting for stock options. As a result, the company discloses in note 5(c) the pro forma effect of accounting for stock options granted to employees and directors subsequent to October 1, 2002 using the fair value based method.

(3)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3

Long-term investment

	2003

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	352,138

	2002

	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.
Shares	1,498,460	267,092	89,908

The holding of Quaterra Resources Inc. (Quaterra) shares has been accounted for as a long-term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

The company has officers and directors in common with Quaterra.

(4)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

4

Mineral properties

	Total costs to September 30, 2001 $	Costs incurred during 2002 $	Disposition/ write-offs during 2002 $	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $

Mexico
Faja de Plata Peñasquito
Acquisition	11,202,506	1,428,260	-	12,630,766	1,241,246	-	13,872,012
Exploration	1,441,174	2,145,406	-	3,586,580	3,444,320	-	7,030,900
San Jeronimo
Acquisition	561,994	71,801	-	633,795	7,959	-	641,754
Exploration	989,130	13,441	-	1,002,571	56,918	-	1,059,489
Ramos	2,121,882	150,062	(448,000)	1,823,944	444,229	-	2,268,173

	16,316,686	3,808,970	(448,000)	19,677,656	5,194,672	-	24,872,328

El Salvador
Acquisition	1,775,608	114,064	-	1,889,672	-	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	-	-	2,424,236
San Nicolas	3,556,152	438,373	-	3,994,525	317,570	-	4,312,095
Tamara	1,805,489	43,770	-	1,849,259	-	-	1,849,259

	9,561,485	596,207	-	10,157,692	317,570	-	10,475,262

Almoloya
Acquisition	-	-	-	-	25,443	-	25,443
Exploration	-	3,859	-	3,859	36,161	-	40,020

	-	3,859	-	3,859	61,604	-	65,463

El Pirul
Acquisition	9,483	1,584	-	11,067	6,300	(17,367)	-
Exploration	107,796	10,996	-	118,792	156,772	(275,564)	-

	117,279	12,580	-	129,859	163,072	(292,931)	-

Naranjo
Exploration	16,621	22	-	16,643	19,929	(36,572)	-

Bacanora
Acquisition	-	-	-	-	3,555	-	3,555
Exploration	-	-	-	-	30,627	-	30,627

	-	-	-	-	34,182	-	34,182

Canada
Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	-	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	5,791,029	(329,503)	39,447,235

(5)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

Faja de Plata

i)

Peñasquito

Effective June 28, 2001, the company’s interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

The company negotiated a deferral of the remaining Peñasquito property payments. The new terms required payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003 (paid). These payments represent the major portion of the total Peñasquito acquisition costs incurred during years 2002 and 2003, respectively.

The company resumed exploration of the Peñasquito property in fiscal 2002. Considerable exploration work occurred at Peñasquito during the current period, with the majority being conducted on the Chile Colorado zone. This work led to the preparation of a scoping study based on the Chile Colorado zone. Exploration expenditures were also incurred on the Peñasco, La Palma and El Sotol areas of the Peñasquito property.

Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty capped at US$5 million on 100 hectares centered on Peñasco.

ii)

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000. Apex is meeting its obligations under this agreement. Apex earns an additional 10% if it arranges all funding necessary to bring the property to commercial production.

(6)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii)

Ramos

Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective and will be carrying out a drilling program in 2004.

A former director of the company is an officer of Teck Cominco.

b)

El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western agreed with Minera Teck, to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2003, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

Future funding will be on a Minera Teck 65% - Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002 and 2003. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

(7)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)

Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During the year, Anglo decided to abandon the project. The company has therefore taken title to all the property included in the joint venture.

d)

Carmacks Copper Project

In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

e)

El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in the state of Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company operated a jointly funded US$200,000 exploration program, which would be completed in three stages, consisting of data evaluation, geophysics and drilling.

The exploration program was completed in fiscal 2003. Both parties have decided to abandon the property and the costs associated with the property were therefore written off during the year.

f)

Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until a number of invalid contiguous claims were declared open for staking. As these claims did not become available, the company has decided to drop the property. Accordingly, the costs associated with this project were written off during the year.

(8)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

5

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2000	22,102,378	41,077,803

Pursuant to private placements	2,040,667	2,040,956

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

a)

The following summarizes the issuance of capital stock during the year ended September 30, 2003:

  The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

  The company received $2,851,802 from the exercise of 1,481,000 share purchase stock options at exercise prices ranging from $1.00 to $3.28 per share purchase stock option.

  The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

(9)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

Share purchase warrants

A summary of the company’s warrants outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted average exercise price $

Balance outstanding - Beginning of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98
Issued	23,077	0.80	3,173,381	1.67	1,686,667	1.74
Exercised	(2,303,417)	1.43	(736,375)	1.34	-	-
Cancelled/expired	-	-	(299,998)	2.00	(373,149)	1.96

Balance outstanding and exercisable - End of year	2,070,000	2.31	4,350,340	1.80	2,213,332	1.80

Share purchase warrants outstanding and exercisable as of September 30, 2003 are as follows:

Exercise price $	Warrants outstanding and exercisable at September 30, 2003	Average remaining contractual life (years)

1.00 - 1.50	805,000	0.43
1.60 - 2.00	461,000	0.68
3.15 - 4.00	804,000	0.80

	2,070,000	0.63

(10)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at September 30, 2003, 3,205,500 options were outstanding and an additional 95,000 options were available for granting under the plans.

A summary of the company’s options outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted average exercise price $

Balance outstanding - Beginning of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94
Granted	575,000	3.64	2,225,000	1.28	530,000	2.00
Exercised	(1,481,000)	1.93	(413,500)	1.22	-	-
Cancelled/expired	-	-	(295,000)	2.00	(155,000)	1.43

Balance outstanding - End of year	3,205,500	1.92	4,111,500	1.68	2,595,000	1.98

At as September 30, 2003, 3,130,000 options were exercisable at a weighted average exercise price of $1.88. All options outstanding were exercisable as at September 30, 2002 and 2001.

Exercise price $	Options outstanding at September 30, 2003	Average remaining contractual life (years)

1.00 - 1.50	1,555,500	3.44
2.00	1,015,000	1.38
3.10 - 4.33	635,000	4.17

	3,205,500	2.93

Pursuant to the new CICA standard on accounting for stock-based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro forma information. The company also granted 165,000 options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

(11)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model with the following assumptions as at September 30, 2003:

Average risk-free interest rate	3.7%
Expected dividend yield	-
Expected stock price volatility	75%
Expected option life in years	3.5

The pro forma effect on net loss and loss per share for the year ended September 30, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$

Net loss for the year
Reported	(1,839,981)
Stock-based compensation	(835,819)

Pro forma	(2,675,800)

Basic and diluted loss per share
Reported	0.06
Pro forma	0.08

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

1

Related party transactions

a)

Included in accounts payable and accrued liabilities is $4,835 (2002 - $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b)

Included in accounts receivable is $132,136 (2002 - $23,063) owed by companies with common directors.

(12)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)

During the year ended September 30, 2003, the company incurred:

i)

$72,000 (2002 - $72,000; 2001 - $72,000) in charges for administrative services and rent from a company controlled by a director

ii)

$11,625 (2002 - $4,115; 2001 - $6,149) in legal expenses from a legal firm in which a director practises as a partner

iii)

fees totalling $382,938 (2002 - $318,835; 2001 - $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

d)

All other related party transactions are disclosed elsewhere in these consolidated financial statements.

2

Income taxes

As at September 30, 2003, the company has accumulated non-capital losses available for carry-forward of approximately $3,820,000, which will expire between 2004 and 2010. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available for reduction of future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

(13)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2003 $	2002 $

Statutory tax rate	37.62%	39.62%

Loss for the year	(1,839,981)	(510,360)

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(692,201)	(202,205)
Non-deductible items	3,699	668
Difference between Canadian and foreign tax rates	25,313	954
Losses for which no income tax benefit has been recognized	663,189	200,583

	-	-

b)

The significant components of the company’s future tax assets are as follows:

	2003 $	2002 $

Future income tax assets
Mineral property interests	1,667,084	1,658,555
Operating loss carry-forward	1,375,632	696,126
Other	13,732	13,540

Benefit from losses	3,056,448	2,368,221
Valuation allowance for future tax assets	(3,056,448)	(2,368,221)

	-	-

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

3

Segmented information

Industry information

(14)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the years ended September 30, 2003, 2002 and 2001 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic location are as follows:

	2003 $	2002 $

Canada	4,268,931	4,269,472
Mexico	35,447,235	29,985,709

	39,716,166	34,255,181

4

Financial instruments

a)

Fair value

The fair values of cash and cash equivalents, accounts receivable, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company’s long-term investment will fluctuate with market prices. The fair market value of the long-term investment is greater than cost by $85,046 at September 30, 2003 (2002 - $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)

Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

(15)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

5

Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The Plan expired in February 2003.

6

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)

Consolidated balance sheets

	2003 $	2002 $	2001 $

Long-term investment - under Canadian GAAP	267,092	267,092	283,092
Unrealized gain (loss)	85,046	(177,184)	16,815

Long-term investment - under U.S. GAAP	352,138	89,908	299,907

(15)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Mineral properties - under Canadian GAAP	39,447,235	33,985,709	30,012,071
Cumulative exploration expenditures written off under U.S. GAAP (c)	(32,777,729)	(28,557,449)	(26,012,071)

Mineral properties - under U.S. GAAP	6,669,506	5,428,260	4,000,000

Shareholders’ equity - under Canadian GAAP	41,782,835	35,750,121	27,918,663
Measurement differences
Deficit - under Canadian GAAP	17,550,437	15,710,456	15,200,096
Deficit - under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)

Shareholders’ equity - under U.S. GAAP	9,090,152	7,015,488	1,923,407

b)

Consolidated statements of loss and deficit

	2003 $	2002 $	2001 $

Loss for the year - under Canadian GAAP	1,839,981	510,360	8,901,346
Exploration expenditures for the year (c)	4,549,783	2,993,378	2,894,079
Exploration costs written off during the year that would have been expensed in the year incurred	(329,503)	(448,000)	(172,560)

Loss for the year - under U.S. GAAP	6,060,261	3,055,738	11,622,865
Unrealized (gain) loss on available-for-sale securities (d)	(262,230)	193,999	(146,816)

Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049

Loss per common share before comprehensive income - under U.S. GAAP	0.18	0.11	0.50

Deficit - under U.S. GAAP - Beginning of year	44,445,089	41,195,352	29,719,303
Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049

(16)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Deficit - under U.S. GAAP - End of year	50,243,120	44,445,089	41,195,352

Accumulated other comprehensive loss (gain)
Beginning of year - under U.S. GAAP	177,184	(16,815)	130,001
Other comprehensive (gain) loss	(262,230)	193,999	(146,816)

End of year - under U.S. GAAP	(85,046)	177,184	(16,815)

c)

Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d)

Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

e)

Recent accounting developments

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and

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Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on October 1, 2004.

7

Subsequent events

Effective December 16, 2003, the company announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter’s option for an additional 400,000 common shares, all sold at an issue price of $5.15 each. The underwriter’s option was increased from 10% to 20% in response to additional demand. The agents have received 240,000 agent’s warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

A portion of the proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Peñasquito district. The company is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at Peñasco, El Sotol, and La Palma discoveries.

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